EXHIBIT 4.10

AMENDMENT NO. 1
TO THE
2011 EQUITY COMPENSATION PLAN

Section 4.1 of the 2011 Equity Compensation Plan (the “Plan”) is hereby deleted in its entirety and replaced with the following:
4.1    Number of Shares. The total number of shares of Common Stock reserved and available for delivery under the Plan shall be thirteen million two hundred fifty thousand (13,250,000) shares. Shares of Common Stock under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. Shares shall be counted against those reserved to the extent such shares have been delivered and are no longer subject to a risk of forfeiture, provided that, in the case of an Option or Stock Appreciation Right, upon exercise for shares the gross number of shares underlying the Award shall be deemed delivered to the Holder. Accordingly, (i) to the extent that an Award, in whole or in part, is canceled, expired, forfeited, settled in cash or otherwise terminated without delivery of shares to the Participant, the shares retained by or returned to the Company will be deemed not to have been delivered under the Plan but will be deemed to remain available under the Plan; and (ii) shares that are withheld from an Award other than an Option or Stock Appreciation Right in payment of the exercise price or taxes relating to such Award shall be deemed to constitute shares not delivered and will be deemed to remain available under the Plan. The Committee may determine that Awards may be outstanding that relate to more shares than the aggregate remaining available under the Plan so long as Awards will not in fact result in delivery and vesting of shares in excess of the number then available under the Plan.
Except as provided herein, all other terms and conditions of the Plan remain in full force and effect. The foregoing amendment was approved by the Company’s Board of Directors on March 10, 2014 pursuant to Section 11 of the Plan, subject to the approval of the Company’s shareholders and was subsequently approved by the Company’s shareholders on April 16, 2014. All terms not otherwise defined herein shall have the same meaning as in the Plan. This Amendment No. 1 to the Plan is effective as of June 21, 2013.

MILLER ENERGY RESOURCES, INC.

By:	/s/ SCOTT M. BORUFF
Scott M. Boruff
Chief Executive Officer